



05039165

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28866

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/01/04** AND ENDING **12/31/04**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wien & Malkin Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42 Street

(No. and Street)

New York	NY	10165-0015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Labell   212-850-2677

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leipziger & Breskin LLP

(Name – if individual, state last, first, middle name)

52 Vanderbilt Avenue	New York	NY	10017-3808
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Mark Labell__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Wien & Malkin Securities Corp__ , as of __December 31__ , 20__04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

MARIA GIOE
Notary Public, State of New York
No. 01GI4798576
Qualified in Suffolk County
Term Expires August 31, 20 06

_____
Notary Public

_____
Signature

_____
Executive Vice President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEIPZIGER & BRESKIN LLP

CERTIFIED PUBLIC ACCOUNTANTS

6 EAST 43ʳᵈ STREET, NEW YORK, N.Y. 10017-4696

TEL: (212) 682-4470 • FAX: (212) 286-9469

STEVEN J. BERGERSON, C.P.A.
ROBERT I. FELDMAN, C.P.A.
IRWIN A. ZAMORE, C.P.A.
ROBERT L. GOLDSTEIN, C.P.A.
JAY T. KAPLAN, C.P.A.
HOWARD K. WARSHAW, C.P.A.

January 20, 2005

To: The Stockholders Of Wien & Malkin Securities Corp.

We have audited the balance sheet of Wien & Malkin Securities Corp. (a New York S corporation) as of December 31, 2004 and the related Statements of operations and comprehensive loss, changes in stockholders' equity and cash flows for the year then ended. Our audit did not disclose any material inadequacies in the system of internal control of Wien & Malkin Securities Corp. since the date of our last audit.

Very truly yours,

Leipziger & Breskin LLP

Leipziger & Breskin LLP

WIEN & MALKIN SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

LEIPZIGER & BRESKIN LLP

CERTIFIED PUBLIC ACCOUNTANTS

52 VANDERBILT AVENUE, NEW YORK, N.Y. 10017-3845

TEL:(212) 682-4470 • FAX:(212) 286-9469

INDEPENDENT AUDITORS' REPORT

January 20, 2005

TO THE STOCKHOLDERS OF
    WIEN & MALKIN SECURITIES CORP.

We have audited the accompanying balance sheet of Wien & Malkin Securities Corp. (a New York S corporation) as of December 31, 2004 and the related statement of operations and comprehensive loss, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wien & Malkin Securities Corp. at December 31, 2004 and the results of its operations and comprehensive loss, changes in stockholders' equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LEIPZIGER & BRESKIN LLP

WIEN & MALKIN SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

Cash	$ 307,797	
Warrants	-	
Prepaid taxes	2,870	
Furniture and improvements (at cost,		
less accumulated depreciation of $23,552)	5,156	
TOTAL ASSETS		$ 315,823

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accrued expenses and taxes		$ 32,620
Stockholders' equity:		
Common stock - $.01 par value, authorized		
1,500 shares; issued 1,275 shares;		
outstanding 744 shares	13	
Additional paid-in-capital	475,000	
Accumulated deficit	(104,836)	
Accumulated other comprehensive loss	(68,040)	
		302,137
Less, treasury stock (at cost)		(18,934)
Total stockholders' equity		283,203
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 315,823

See independent auditors' report and notes to financial statements.

WIEN & MALKIN SECURITIES CORP.
STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
YEAR ENDED DECEMBER 31, 2004

Income:		
Syndication fees	$ 627,108	
Interest and dividend income	3,283	
Total		$ 630,391
Expenses:		
Realized loss on expired warrants	$ 34,020	
Professional and consulting fees	194,192	
Wages and employee related costs	344,524	
Regulatory fees	11,372	
Accounting fees	5,850	
Taxes	706	
Promotion and marketing	144,097	
Rent and utilities	28,944	
Office expense	28,987	
Depreciation and amortization	2,503	
Total expenses		795,195
Net loss		(164,804)
Other comprehensive adjustment:		
Decrease in unrealized loss on warrants		34,020
COMPREHENSIVE LOSS		$ (130,784)
LOSS PER SHARE ON NET LOSS		$ (221.51)
AVERAGE SHARES OUTSTANDING		744

See independent auditors' report and notes to financial statements.

WIEN & MALKIN SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	TOTAL STOCKHOLDERS' EQUITY	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	ACCUMULATED DEFICIT	ACCUMULATED OTHER COMPREHENSIVE LOSS	TREASURY STOCK
BALANCE, JANUARY, 2004	$ 113,987	$ 13	$ 175,000	$ 59,968	$ (102,060)	$ (18,934)
Net loss	(164,804)	-	-	(164,804)	-	-
Other comprehensive adjustment	34,020	-	-	-	34,020	-
Shareholders' contributions	300,000	-	300,000	-	-	-
BALANCE, DECEMBER 31, 2004	$ 283,203	$ 13	$ 475,000	$ (104,836)	$ (68,040)	$ (18,934)

See independent auditors' report and notes to financial statements.

WIEN & MALKIN SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:

Comprehensive loss	$ (130,784)	
Adjustments to reconcile net comprehensive loss to net cash		
used by operating activities:		
Depreciation and amortization	2,503	
Decrease in prepaid taxes	10,000	
Increase in accrued expenses and taxes	12,333	
Net cash used by operating activities		$ (105,948)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Shareholders' contributions		300,000
NET INCREASE IN CASH		194,052
CASH, JANUARY 1, 2004		113,745
CASH, DECEMBER 31, 2004		$ 307,797

See independent auditors' report and notes to financial statements.

NOTE 1 - NATURE OF BUSINESS

Wien & Malkin Securities Corp. (the Corporation) is a broker-dealer acting as the placement agent for direct participation programs in real estate ventures.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The presentation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Federal income taxes have not been provided because the shareholders have elected to have the Corporation treated as a S corporation for income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. As such, the Corporation's income or loss and credits are passed through to the shareholders and reported on their individual income tax returns. State and local income taxes have been provided for.

NOTE 3 - RELATED PARTY TRANSACTIONS

Peter L. and Anthony E. Malkin are the sole shareholders of the Corporation owning, respectively, 85% and 15% of the outstanding shares.

Peter L. Malkin is Chairman of Wien & Malkin LLP which provides or obtains services for the Corporation. Anthony E. Malkin is the President of Wien & Malkin LLP, Supervisory Services. The Corporation incurred fees and disbursements to Wien & Malkin LLP for the year ended December 31, 2004 in the amount of $99,551.

NOTE 4 - CONCENTRATION OF CREDIT RISK

The Corporation maintains cash balances in bank accounts and a money market account (U.S. Treasury Income Portfolio). The bank account is insured by the Federal Deposit Insurance Corporation up to $100,000, and at December 31, 2004 is fully insured. The money market account is not insured.

(Continue on next page)

NOTE 5 - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Corporation had net capital of $274,688, which was $269,688 in excess of its minimum capital required net capital of $5,000. The Corporation's ratio of aggregate indebtedness to net capital was 0.12 to 1.

NOTE 6 - SUBSCRIPTION FOR WARRANTS

In December 2000 the Corporation subscribed to warrants to purchase a maximum of 38,880 shares of common stock of The National Association of Securities Dealers, Inc (NASD). The cost of the warrants was $136,080. The warrants are exercisable as follows:

TRANCHE	MAXIMUM NUMBER OF SHARE OF COMMON STOCK SUBJECT TO EXERCISE	EXERCISABLE ON OR AFTER 9:00 A.M. NEW YORK CITY TIME ON	VOID AFTER 5:00 P.M. NEW YORK CITY TIME ON	EXERCISE PRICE PER SHARE OF COMMON STOCK
TRANCHE 1	9,720	JUNE 28, 2002	JUNE 27, 2003	$13.00
TRANCHE 2	9,720	JUNE 30, 2003	JUNE 25, 2004	$14.00
TRANCHE 3	9,720	JUNE 28, 2004	JUNE 27, 2005	$15.00
TRANCHE 4	9,720	JUNE 28, 2005	JUNE 27, 2006	$16.00

If the Corporation exercises all of the remaining outstanding warrants, the cost of the 19,440 shares (exclusive of the cost of the warrants) will be $301,320.

The warrants were issued in January 2001.

The first tranche expired on June 27, 2003 and was not exercised. The second tranche expired on June 25, 2004 and was not exercised. The cost of $34,020 (1/4 of $136,080 total cost of the warrants) attributable to the second tranche, was reflected in the attached statement of operations and comprehensive loss as a realized loss on expired warrants. Accordingly, unrealized loss on warrants has been reduced by $34,020.

The unexpired warrants at December 31, 2004 are as follows:

TRANCHE	COST	GROSS UNREALIZED LOSS	ESTIMATED FAIR VALUE
3	$ 34,020	$ (34,020)	$ 0
4	34,020	(34,020)	0
	$ 68,040	$ (68,040)	$ 0

WIEN & MALKIN SECURITIES CORP.
SCHEDULE OF COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

Total stockholders' equity		$ 283,203
Less: Prepaid taxes	2,870	
Furniture and improvements net of		
accumulated depreciation	5,156	
NASD daily cash account	489	
		8,515
NET CAPITAL UNDER RULE 15c3-3		$ 274,688
AGGREGATE INDEBTEDNESS		$ 32,620

COMPUTATION OF BASIS OF NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Net capital requirement @ 1500% (SEC)	2,175
Net capital requirement @ 1000% (NASD)	3,262
Excess of net capital over minimum capital required	269,688
Excess of net capital @1500% (SEC)	272,513
Excess of net capital @ 1000% (NASD)	271,426

No material difference exists between the Company's calculation of net capital above and that contained in its unaudited Form X-17A-5 as of December 31, 2004.

Wien & Malkin Securities Corp. is exempt from the provisions of SEC Rule 15c3-3 pursuant to section k2i of Rule 15c3-3.